Filed by Smith & Nephew Group plc pursuant to

Rule 425 under the Securities Act of 1933

Subject Company: Centerpulse Ltd.

(Commission File No.: 333-104751)

The following is a transcript of an audio link made available on the Web site of Smith & Nephew.

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CCBN StreetEvents Conference Call Transcript

SNN—Smith & Nephew Pre-Close Briefing

Event Date/Time: Jun. 20. 2003 / 10:00AM ET

Event Duration: N/A

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CORPORATE PARTICIPANTS

Peter Hooley

Smith and Nephew plc—Finance Director

Christopher O’Donnell

Smith and Nephew plc—CEO

CONFERENCE CALL PARTICIPANTS

Katherine Martinelli

Merrill Lynch—Analyst

Milton Shue

Bear Stearns—Analyst

Hans Bostrom

Goldman Sachs—Analyst

Edon Wong

Deutsche Bank—Analyst

Liz Mitchell

UBS—Analyst

Scott Davidson

Piper Jaffray—Analyst

Steve Hamill

RBC Capital Markets—Analyst

Max Herman

I&G Financial Markets—Analyst

Michael Weinstein

JP Morgan—Analyst

PRESENTATION

Operator

Good day everyone, and welcome to Smith & Nephew’s pre-close briefing call prior to its interim results. Today’s call is being recorded. Hosting the call today will be Mr. Chris O’Donnell, Smith & Nephew Chief Executive, and Mr. Peter Hooley, Finance Director.

Mr. O’Donnell, I’d now like to turn the call over to you. Please go ahead, sir.

Christopher O’Donnell—Smith and Nephew plc—CEO

Well, thank you very much, Rose, and good afternoon everybody in Europe and good morning to everybody in the U.S. Today, we’re going to give you our usual briefing on our first-half trading prior to our close of season at the end of the first half, and also update you on guidance for the full year.

I’m joined here with Peter Hooley, and he will be in a moment taking you through the key trading highlights. Before we do that, however, I would like to say that we will not be providing any substantial comments or taking questions today on our efforts to acquire Centerpulse. We noted in an announcement today’s the offer’s launch by Zimmer Holdings to acquire Centerpulse and Incentive Capital, and we intend to review these bids over the coming weeks.

Pending that review, we’ve advised Centerpulse and Incentive shareholders to take no action in respect to the Zimmer offers.

1Now, there might be some slight confusion out there on the timeline, and we should say that it’s probably not quite written in stone, but the closing date that has been agreed now by the Swiss takeover board, as noted in our release, is the 27th of August for both the Smith & Nephew and the Zimmer offers. Now, also, just for the sake of absolute clarity, there was a date in the Swiss takeover board timeline that caused some confusion with some analysts, which is that all parties have to respond, and that’s the word, to the Zimmer offer in the coming days.

This is a legal and technical response to the Swiss takeover board on our legal and technical review of the Zimmer offers. It was not related to a financial response in any way. So, those are my comments today on the timeline and on the process, the clarity. I will add that we are convinced that a combination of Smith & Nephew’s business with that of Centerpulse’s offers shareholders, employees and customers of both companies a genuinely superior opportunity for long-term value, and we’ll make any further views known in due course.

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So, now, we’re back to the trading statement, and I think the actual statement will take about 10 minutes, and we’ll then have a period of around about up to 30 minutes if necessary for questions. So we’ll cut it off at that time.

In the first half of 2003, we have seen slightly slower top-line sales growth, but we’ve seen it picking up again in the second half, such that we remain confident about hitting our margin and earnings per share growth targets, which we state now going forward before goodwill amortization for the full year.

So, with that, allow me to introduce Peter Hooley, our Finance Director, to give us his update on current trading.

Peter?

Peter Hooley—Smith and Nephew plc—Finance Director

Thank you. Good afternoon everyone. Forgive my slightly bad voice I have a slight cold. What follows is an update on current trading for the half year and our usual guidance for the full year. The sequence of sales growth, of those of underlying sales growth, which is sales growth cost of currency without the benefits of acquisitions. For the group overall we expect underlying sales growth of 10% in the first half to which acquisitions allowed 1%.

Currency, however will be 3% at best at the half year. Sales pricing remain positive by about one-and-a-half percent overall. As expected, orthopedics is running at 15% underlying sales growth. We see this continuing for the full year. Remember last year, we benefited disproportionately from the effects of the Exogen and Supartz product launches. These are loading up 22%. Hits at 15%. On trauma at 10% growth rates. Sales pricing remains 2% positive overall of which 4% is in the U.S. Sales growth inside the U.S. is running at about 17% and outside the U.S. 14%. Endoscopies underlying sales growth remains in the mid teens outside the U.S., but within the U.S., sales growth has dropped back from the last year’s 7% underlying growth rate.

This is a result of two factors. A growth in the reuse of resection blades and some disruption in sales to Health South following its well publicized financial problems. We thus see, endoscopies growing at 5% in underlying terms globally in the first half. We expect this to improve in the second half as new product launches benefit the second half. The (inaudible) acquisition will launch $7 million to first half sales, relative to those a year ago. Emergent underlying sales growth is running at 7%. A slower than expected start largely due to the lays in production expansion in the U.S. General growth however, is on track with virtually all patients in the U.S. now under reimbursements and management should return to its previous rate in the second half.

Ongoing EBITDA margin will be 17% in the first half, which as expected is a half percent down on that on the first half of a year ago. Launching and taking on 100% of dermagraft is costing nearly 1% of margin in the first half, which is already have to absorb increase in pension costs. For the full year, we continue to expect margins of 18.5%. BSN and ability one continue to progress with £30 million of profit expected attributable in the first half just over double the half for the full year. Currency translation will be £16 million negative at the sales line and £4 million negative to EBITDA in the first half.

For the full year, translation of currency on sales will be around 1% negative and 5 or 6% negative to EBITDA. These full year figures are based on the $1.64 and a Euro of 1.39 for the remainder of the year. Interest cost is running at £4 million in the first half. I suggest you use £9 million for the full year. Exceptional rationalization and integration costs will be at the order of £5 million in the first half, being essentially (inaudible) Integration costs. This will be roughly the same figure at the full year. The ordinary tax charge on a PBTA basis will remain at 29%. The average number of shares in the first half will be 930 million and for the full year 933 million, ignoring Centerpulse. Net debt will increase by roughly £b35 million across the first half. Finally, just to remind you our interim announcements will be made on Thursday, the 31st of July and with that I’ll hand you back to Chris.

Christopher O’Donnell—Smith and Nephew plc—CEO

Right. Before we proceed, Peter, can we just confirm the translational currency for the full year translational currency on sales will be 1 % negative and 5 or 6 million pounds negative through EBITDA. I think you actually said percent.

Peter Hooley—Smith and Nephew plc—Finance Director

Did I?

Christopher O’Donnell—Smith and Nephew plc—CEO

Can I just confirm that it’s five or six million pounds full year negative to EBITDA.

Peter Hooley—Smith and Nephew plc—Finance Director

Excellent. Well spotted, Chris.

Christopher O’Donnell—Smith and Nephew plc—CEO

Thanks. Just a (inaudible), Okay. Now, in terms of our business overall, orthopedics is clearly performing very strongly. (inaudible) to knees and is starting to impact positively on hips. But the divisionalization trailer is proceeding smoothly. In endoscopy, the U.S. legislator’s attempt to regulate the reuse of shaver blades has encouraged rather than discourage this practice.

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We believe this is unsafe practice for patients. But our blade sales in the U.S. are currently running 5% behind prior year.

Additionally, the problems at Health South have reduced both consumable and capital equipment revenues and will adversely impact growth by about 1% this year. Ligament and cartilage repair, however, continue to grow strongly at 16% and radio frequency sales acquired through or RA Tech are running at 14 % ahead of the second quarter a year ago. The second quarter being a generally comparable period. Court judgment in recent patent litigation is still under review for appeal. But we’d ask you to note that bipolar products certainly accounted for around $2 million of sales last year. Management did have a quieter than expected start but we expect Wound to pick up in the second half, leaving Acticoat and Dermagraft in particular overall doing well. We do continue to believe that the combination with Centerpulse is an excellent fit. And apart from immediate cost savings, we remain excited by the value creation opportunities available to both businesses and their sales forces. Whatever happens, the Centerpulse opportunity will not deflect us from continuing to invest in innovative products, to expand our market place, and expand and specialize our sales forces to grow market share and we remain committed to continuing with this approach across all of our businesses. So we look forward to talking to you again on the 31st of July where we’ll have the full first half results. That concludes the trading comments from Peter and myself. I’d like now to ask our operator, Rose, to describe the question procedure and take the first questions.

QUESTION AND ANSWER

Operator

Thank you very much, gentlemen. Today’s question and answer session will be conducted electronically. If you would like to ask a question, please press star 1 on your touch-tone telephone at this time. Also, please make sure your mute button is turned off to allow your signal to reach our equipment. We will proceed in the order that you signal, and we will take as many questions as time permits. And once again, if you would like to ask a question, please press star 1 now, and we’ll pause for a moment to assemble the roster. Our first question today will come from Katherine Martinelli with Merrill Lynch.

Katherine Martinelli—Merrill Lynch—Analyst

Great. Thank you. Good afternoon. A couple of questions in terms of just getting some better clarity as to why we should assume the acceleration in the second half of the year for Wound management, as well as for endoscopy assuming the reuse issues continue to plague the latter and how quickly the capacity can come on line, maybe just a little more clarity on exactly what is impacting Wound management.

Christopher O’Donnell—Smith and Nephew plc—CEO

Thanks, Katherine. Wound management had some supply side difficulties in the first half in the U.S. and the U.S. actually grew quite strongly, but was expected to do even better. But we had internally completely remodeled our U.S. plant and it was partly due to some extremely bad weather, which I’m sure you’ll be familiar with in the U.S. That was actually delayed and that gave us a supply side delay. It is now sorted out and working very satisfactorily in catching up as we speak. And we expect a strong performance in the second half from that sector. I’ve got one external supplier issue, which also had factory problems and also caused some lack of availability in the US. So I think that’s the case. Secondly, just the new products that we’re out there promoting, leaving— the revamp believing Dermagraft obviously becoming quite significant as a growth factor and Acticoat, which we acquired 18 months ago are all very strong products across the world but particularly in the US and with regard to endoscopy, this year, distinctly different from the last year, the main new product launches go out in the second half and we have had some good product launches in the first half. We got the benefit of those in the second that we have, for example, our step-up rate of the digital operating room and associated camera systems rolling out in the second half and we also have a revamp of the TriVex system which is going to come through in the second half. Such new products principally for endoscopy-new product launches and it’s

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bill of new products and Wound management, plus the recovery from particularly the US factory.

Katherine Martinelli—Merrill Lynch—Analyst

So can we assume then if you were looking at it on a quarterly basis that Q2 versus Q1 Wound management saw an acceleration if those supply issues were addressed?

Peter Hooley—Smith and Nephew plc—Finance Director

(inaudible) was better than Q1, relatively speaking.

Katherine Martinelli—Merrill Lynch—Analyst

Thank you.

Operator

Next question will come from Milton Shue with Bear Stearns.

Milton Shue—Bear Stearns—Analyst

Thanks. Good afternoon, guys. Couple of questions. First the reuse issue has been going on for about a couple of years in the US any reason why you guys expect, you know, saw such an impact this half of this year versus last year or the year before that? And the second question is the new product launches, when do you expect to see some meaningful contributions, sort of a nationwide roll out all at the same time or sort of piecemeal?

Christopher O’Donnell—Smith and Nephew plc—CEO

Due to the reuse, Milton, the issue was the FDA report bill went through the back end of October last year and basically in that act I should call it, not a bill, in that act there was some specific provisions for the bringing of reprocessed devices as a whole, within the scope of the FDA’s control and compliance mechanisms. However, congress in its wisdom didn’t vote the necessary funds to the FDA so — knowing what I would described it wasn’t in the US as a Mexican stand off between congress and the FDA where they’re trying to get enough budget funds to achieve their tasks. But they have not actually done the tasks so the state of play, however, is that health services industry thinks the FDA is regulating these things, actually, they’re not and a lot of hospitals have set up reuse committees, which affect other products than blades and that’s what’s caused the acceleration. We think there is more information likely to come to the market about the risks of doing this in the near future. Patients’ advocate groups have been very strong in opposition to the state of affairs, but there are pressures on the health services in every country. And therefore this has definitively accelerated in the first half of the year. As the FDA gets its act or FDA and congress get their act together, there’s more information about the risks and issues related to this becomes available, we are convinced that it will become more under control. But what we’ve actually seen is a distinct acceleration in this taking place, in the first half of the year. With regard to new products, broadly the products will come in at different times, starting from the back end of the third quarter and rolling through the back end of the year. We tend not to launch products of significance in July and August but try and roll them out in the September timeframe.

Milton Shue—Bear Stearns—Analyst

Okay. Thanks. Just one last question. With hospital margins declining somewhat, and maybe some utilization rates, are you anticipating any difficulties in selling more capital, CAPEX intensive equipment, such as digital OR equipment?

Christopher O’Donnell—Smith and Nephew plc—CEO

We did see a period of uncertainty earlier this year. And in fact delivered relatively fewer digital ORs in the first half of this year. However, we took a decent number of orders for delivery in the second half. And we do expect, therefore, with some pretty strong level of confidence that these are going to be delivered in the second half. People really sat down and really thought hard about it in the first half of the year.

Milton Shue—Bear Stearns—Analyst

Okay. Thank you.

Christopher O’Donnell—Smith and Nephew plc—CEO

Thanks.

Operator

Our next question today will come from Hans Bostrom of Goldman Sachs.

Hans Bostrom—Goldman Sachs—Analyst

Good afternoon, gentlemen. I have three questions. Firstly, regarding endoscopy, if I make a calculation, you mention 1% negative impact from Health South, having a 5% decline in blade sales, which is about between 12 and 15% of your endoscopy sales. You get a negative impact of about 1.5 percentage growth that would bring growth up to 6.5 percentage point, which is still below last year. Are there any market issues, that is, involved in that underlying slow down or any other issues? And the net debt

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increased by £35 million, why was that? And thirdly could you repeat what was the exceptional cost that you estimated for the first half? Thank you very much.

Christopher O’Donnell—Smith and Nephew plc—CEO

Right. I’ll ask Peter to try and deal with these. [Inaudible] The debt and the exceptional —.

Peter Hooley—Smith and Nephew plc—Finance Director

Right. The net debt increase is basically follows the cash flow pattern which you normally see is that we have a lot of conversion rates in the first half. But we’ve got a conversion rate which is roughly somewhere between 40 and 45%. We’ve also got the expenses, which we’re obviously expending on the Centerpulse acquisition. So you add those up, plus a bit of currency we’re basically £35 million negative, which is really what the number is. I mean for the full year we’re still on track to convert our operating profit into, operating cash flow to the 70% level. You wanted me to repeat what we said on, performing exception always. I say exceptional rationalization costs nearly £5 million in the first half, being essentially RA Tech’s integration costs. We see our figure rolling forward to be the full year figure. We’re talking about £5 million for the first half and second half.

Hans Bostrom—Goldman Sachs—Analyst

What’s happened to (inaudible) calculation, with a net effective Health South and blades was 1.5% of sales, which would only give us six and a half, seven as an underlying growth. Are there any other factors?

Peter Hooley—Smith and Nephew plc—Finance Director

The U.S. blade sales sound about 40 million sterling. That’s four years sales. You take that and we’re also giving some guidance in respect of the impact of the Health South number. They certainly don’t drop the full year sales number. Brought the number down to 6.5% [inaudible] The previous number, they’re not taking it down to 6.5.

Hans Bostrom—Goldman Sachs—Analyst

Do you expect that the Health South issue will continue for the full year or is that a first half year effect?

Christopher O’Donnell—Smith and Nephew plc—CEO

We made the assumption that the Health South effect, some Health south effect will continue. Because in essence they do have a freeze on capital spend and they’ll only relieve that by exception. So that over the balance of the year, but most of the impact will be in the first half. We recommend it’s about 1% of sales.

Hans Bostrom—Goldman Sachs—Analyst

Could you give an estimate of how large the revenue share of Health South is for your endoscopy business?

Christopher O’Donnell—Smith and Nephew plc—CEO

Health South is probably about 8% of our U.S. endoscopy sales. They are actually our largest customer. We’re a preferred supplier to them under credit securing arrangements and things of that nature. I think there is some uncertainty related to the feature of Health South as to whether it will remain financially viable in its present form. Whether it will go into an administrative structure or whether in fact some of the surgery centers will get flow to that under other ownership. We feel that the sort of numbers we’ve got that we’ve given you here would cover broadly any of those eventualities.

Hans Bostrom—Goldman Sachs—Analyst

Thank you very much.

Operator

Now we’ll take our next question from Edon Wong (ph) from Deutsche Bank.

Edon Wong—Deutsche Bank—Analyst

Hi Good afternoon. I have several questions. First of all, on endoscopy, I mean, you said you expect the growth rates to recover. Can you give us some idea, you known, what level of grade do you expect endoscopy to recover to? and secondly, can you talk a bit more how the increasing —the reach is of this disposable blades has progressed over the period and are we seeing the momentum increasing still or is that stabilized? And I also have a question on orthopedics, can you give us some idea how the Oxinium hip product range has performed and how does this compare with the Oxinium knee launch and lastly Peter would you be able to clarify the FX details you gave. I think you said FX provided details on FX translation. Would you also be able to give us details on the transactional impact of currency, if allowed please. Thank you.

Christopher O’Donnell—Smith and Nephew plc—CEO

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Right. Okay. We’ll work our way through those, Edon. First of all broadly there’s a bit of a month-to-month fluctuation, but the kind of numbers that we talk about with blades we think is the present trend. It’s still a marginal thing to do. It is still an issue that principally affects the U.S. on a year on year basis. And naturally we are putting serious effort at the sales force level into trying to avoid what we think is a fundamentally unsafe practice. By comparison, in the UK, you don’t quite go to jail for reusing signal use medical devices, but it’s not far off that. So we do feel pretty strongly about that. With regard to the Oxinium hip, we cannot give you precise number but we do now have the whole product range out in the marketplace with a full range. We’re pleased with the initial penetration. It will not have a dramatic effect as the knee, because it’s a smaller financial component of the overall hip package. But we are getting very attractive prices, because it is such an excellent product when combined with our cross-link polyethylene. Oxinium knee is progressing pretty strongly. And Peter can probably give you a number on that.

Peter Hooley—Smith and Nephew plc—Finance Director

Okay. Very roughly the Oxinium knee is running about 90% [inaudible] If I’m reading the print out correctly what it was a year ago?

Edon Wong—Deutsche Bank—Analyst

90? Nine Zero?

Peter Hooley—Smith and Nephew plc—Finance Director

Nine zero.

Christopher O’Donnell—Smith and Nephew plc—CEO

We’re getting very, very strong growth from the Oxinium knee, now that we have all the variance available in both Genesis And Profix. We have some new initiatives that will roll off in the second half as well. Right, Peter, FX details.

Peter Hooley—Smith and Nephew plc—Finance Director

Just to reread what I said, what Chris said, in the blur of somehow I’ve got my misread my own numbers. Basically for the half year we expect the profit impact, this is the EBITDAR impact, to be negative largely because of the dollar, by £4 million. For the full year, that is translation, we expect that to be five or six. That’s translation.

Edon Wong—Deutsche Bank—Analyst

Yes.

Peter Hooley—Smith and Nephew plc—Finance Director

Transactional, there’s a very small transactional benefit this year of about £1 million for the full year.

Edon Wong—Deutsche Bank—Analyst

For the first half?

Christopher O’Donnell—Smith and Nephew plc—CEO

For the first half of that.

Edon Wong—Deutsche Bank—Analyst

All right.

Christopher O’Donnell—Smith and Nephew plc—CEO

Okay?.

Edon Wong—Deutsche Bank—Analyst

Okay. Sorry. Chris, endoscopy how, at what level of growth do you expect the business to recover today in the second half?

Christopher O’Donnell—Smith and Nephew plc—CEO

We’re expecting them to — I mean endoscopy as you know we’re targeting to be around a 10% business. And with the new product launches we’d expect them to be getting up towards that.

Edon Wong—Deutsche Bank—Analyst

All right. Great. Thank you.

Christopher O’Donnell—Smith and Nephew plc—CEO

It should get back to its growth rate. Let’s call it [inaudible] growth trend rate in the second half.

Edon Wong—Deutsche Bank—Analyst

Right. Sorry, just one more. For win management you said that you expect the growth rates to recover back to the historic rates, do you mean to recover back to the historic rates, do you mean to recover back to 10% or is it going to make up for the shortfall in the first half as well?

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Christopher O’Donnell—Smith and Nephew plc—CEO

No We’re saying in the second half 12 trend back to the to the second half.

Edon Wong—Deutsche Bank—Analyst

Thank you very much.

Operator

Second question will come from Liz Mitchell with UBS.

Liz Mitchell—UBS—Analyst

Just a couple of questions. The first one that I ask everyone. When you say [inaudible] Sales and mid teens for your EPS, and [inaudible] how you define the word teens, is that increased teens [inaudible] or does it mean something low teens, would that means teens 12% for year and if you could just clarify exactly what mid teens in terms of your definition means as well. And [inaudible] if top sales [inaudible] becoming a kind of lower within mid teens EPS range?

Christopher O’Donnell—Smith and Nephew plc—CEO

Broadly, teens is anything between 10 and 20. We’re saying low teens, we’re talking in the range of 10 to 12%.

Liz Mitchell—UBS—Analyst

Okay.

Christopher O’Donnell—Smith and Nephew plc—CEO

If we’re talking mid teens, we’re talking in the range of 14 to 16.

Liz Mitchell—UBS—Analyst

Okay and does this mean that [inaudible] In the middle like at 15. You think it’s more like 14 for the year?

Christopher O’Donnell—Smith and Nephew plc—CEO

No, it means mid teens, Liz.

Liz Mitchell—UBS—Analyst

You must have been a bit disappointed with this half.

Christopher O’Donnell—Smith and Nephew plc—CEO

As you know we can’t actually give you a specific spot growth number on EPS under — particularly in a bid situation.

Liz Mitchell—UBS—Analyst

Right.

Christopher O’Donnell—Smith and Nephew plc—CEO

But we can basically talk, so we can confirm our mid teens target. I mean — you must appreciate that.

Liz Mitchell—UBS—Analyst

Yeah.

Christopher O’Donnell—Smith and Nephew plc—CEO

Liz, we aren’t disappointed, we’ve had a couple of practical problems to deal with in endoscopy and Wound. The reuse issue and the factory related issue. We’ve tackled them pretty [inaudible] particularly and we’re going to see obviously on the selling side, obviously we’ve done what we need to do with regard to the profit and margin side of the business. I think we’re very pleased with orthopedics. And we’re seeing very strong growth continuing in reconstruction and we are seeing a very solid performance from trauma as time when we’ve completely restructured the business in the U.S. and it’s continued to grow slightly faster than the market. Not as fast as we wanted it to in the future. But I think it’s a very solid performance in trauma and a very good performance in reconstructive. So in the round, it could conceivably have gone better, but we’ve dealt with the practical issues we needed to deal with.

Liz Mitchell—UBS—Analyst

And finally — and thank you. You said [Inaudible] gone very well and the actual price change in orthopedics [inaudible] in the U.S. [inaudible] And this is a very good price chain by [inaudible] in the third quarter, did you see that as well that the trauma pricing was quite good?

Christopher O’Donnell—Smith and Nephew plc—CEO

I can’t comment on trauma pricing individually. I’m not sure that Peter can at this stage, to be honest. Because this isn’t a half year

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presentation to try to [inaudible] and probably we don’t have the full data available to us.

Liz Mitchell—UBS—Analyst

Okay. Well, thank you very much.

Operator

And we’ll take our next question now from Scott Davidson with Piper Jaffray.

Scott Davidson—Piper Jaffray—Analyst

Hi, good afternoon.

Christopher O’Donnell—Smith and Nephew plc—CEO

Hi, Scott.

Scott Davidson—Piper Jaffray—Analyst

I have three quick questions here as well. I was wondering if we could trouble you for a knee growth number net of the impact of Supartz, I was also wondering if you might have foreign exchange impact by business lines and lastly I was just hoping that you could briefly comment on the performance of BSN and sales growth and just sort of overall satisfaction with how the JV is going. Thank you.

Christopher O’Donnell—Smith and Nephew plc—CEO

Peter.

Peter Hooley—Smith and Nephew plc—Finance Director

Knee growth is 22%. That’s off the benefit of 4% of Supartz.

Scott Davidson—Piper Jaffray—Analyst

Right. The second question, the second question after knee growth was FX by business. I don’t think we can give you that at this stage.

Peter Hooley—Smith and Nephew plc—Finance Director

I don’t have that.

Christopher O’Donnell—Smith and Nephew plc—CEO

With regard to BSN, broadly the sales that we’ve seen are quite a reasonable progression. It is a low sales growth business. But as Peter commented, they are on their own line to work their way through in improving margin. And the number that we’ve given, which is a combined number from [inaudible] ability one and BSN, is in line with our expectations.

Scott Davidson—Piper Jaffray—Analyst

Okay. Thank you very much.

Christopher O’Donnell—Smith and Nephew plc—CEO

Thanks.

Operator

Now We’ll move on to our next question from Steve Hamill with RBC Capital Markets.

Steve Hamill—RBC Capital Markets—Analyst

Good afternoon and thank you. A couple of questions. First, with regard to Health South, can you expand just a little bit in terms of what are the key products that Health South purchased from you? Are they buying primarily arthroscopy products or does this extend into your digital OR type of equipment. And then my second question, in terms of the impact of reusable products here in the U.S., does that extend or have you seen that extend at all to your external fixation products, which also tend to be reusable? Thanks.

Christopher O’Donnell—Smith and Nephew plc—CEO

With regard to Health South, they buy a wide range of our arthroscopy and visualization as well and also some of our trial like (ph) vascular product. They have taken some of ours from us but we don’t have any more forecast for them, I don’t think, for the second half. It might be one or two. But not any significant number. So the main items we’re currently supplying with them with are single-use or single-patient arthroscopy or vascular products. And with regard to reuse of X picks, our position is very clear that we believe these are to be used on a single-use basis. Some — we are aware that in some instances they get reduced and what we have not seen an increase or shift in that trend over the last couple of years.

Steve Hamill—RBC Capital Markets—Analyst

If I could ask one other follow-up, in terms of the minimally invasive instrument sets I know you were scheduled to launch that

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for the hip in the second quarter and for your smaller incision knee in the fourth quarter of this year. Can you give us an update on those?

Christopher O’Donnell—Smith and Nephew plc—CEO

Actually, this is either way around. The knee one, the knee system is the first to go out and that is rolling out in the U.S. and we’re starting to move it out internationally. It is being very well received and the hip instrumentation I believe is well on schedule. I believe there’s some sets out there but not wide numbers of them.

Steve Hamill—RBC Capital Markets—Analyst

Okay. Thank you.

Operator

Now we’ll take our next question from Max Herman with I&G Financial Markets.

Max Herman—I&G Financial Markets—Analyst

Good afternoon. Just two questions. I wondered if you could give us an update in terms of Dermagraft and what sort of sales progression has been, whether you are seeing continue month-to-month growth from the product and how well the feedback you’re getting from clinicians and secondly on the Wound management slow down, was that really a de-stocking or have you actually lost business to competitors from the issues on the manufacturing side? Thank you.

Christopher O’Donnell—Smith and Nephew plc—CEO

Dermagraft is growing pretty steadily on a month-on-month basis. Not necessarily absolutely every month. But the trend is very very nicely upwards. And we’ve set a target of roughly doubling last year annualized sales which means you want to get more than $10 million in the U.S. this year and we feel pretty comfortable about that for this stage. The reception in the marketplace continues to be very, very good. We are consistently seeing better performance in the clinic within the trials. Largely because we are able to use our other advanced, Wound management products along side it. To promote wound bed preparation and better moist wound healing. Where as in the trials which we’re like stuck in a time more, we’re still using pretty antediluvian methods of dealing with these two issues. It really plays to being a leadership product, pulling in other Wound management products behind us. So we’re seeing good growth in the U.S. in particular. And the next, not as good however, as we once anticipated, because of the issue of the supply side. It’s a little bit early to absolutely call that. I would like to think that this has been absorbed largely by the stock in the distribution trade. But I’m not entirely sure that’s the case. This is possible when these are very minor loss of business. We won’t really know that until sometime during the second half. But I don’t believe that it will be material.

Max Herman—I&G Financial Markets—Analyst

Thank you. Thanks.

Christopher O’Donnell—Smith and Nephew plc—CEO

I am happy to take one more question then I think we’ll break off.

Operator

Our final question today comes from Michael Weinstein, from JP Morgan.

Michael Weinstein—JP Morgan—Analyst

This is actually (inaudible) for Mike. Just a couple of questions. On the Oxinium in the knee and the hip can you give us an idea what percentage of the implants are using Oxinium at this point. I know you get the growth rate of 90% for the knee but

Christopher O’Donnell—Smith and Nephew plc—CEO

Roughly speaking, with somewhere around 30%, we’ll have a better number for you for the full half year results.

Michael Weinstein—JP Morgan—Analyst

That’s for the knee.

Christopher O’Donnell—Smith and Nephew plc—CEO

Is that right, Sanders.

Unidentified

Certainly (inaudible).

Christopher O’Donnell—Smith and Nephew plc—CEO

I’m sorry, I gave you the wrong number. And that’s the last counted number that we have. But we’ll have a proper number for you at the half year. So our view is we’ve got a significant amount of penetration still to go.

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SNN – Smith & Nephew Pre-Close Briefing

Michael Weinstein—JP Morgan—Analyst

Right. I guess the genesis to that question is when you look to the growth in the U.S. of Orthopedics, what percentage you give, what pricing is contributing, but can you give a sense of what unit versus mix is contributing as well?

Christopher O’Donnell—Smith and Nephew plc—CEO

Peter, are you in a position to do that on a reliable basis at this stage, give us a feel for it?

Peter Hooley—Smith and Nephew plc—Finance Director

Not in sort of – detailed percentage [inaudible]. I don’t think the drivers are that much changed than what they were last year.

Christopher O’Donnell—Smith and Nephew plc—CEO

Last year we had about 2% on price. About 4% on mix overall. We’ll have a really detailed review of that by the time we come to the actual half year numbers. But if you were to use that assumption here, you probably wouldn’t be a million miles (ph).

Peter Hooley—Smith and Nephew plc—Finance Director

Probably slightly marginal in the U.S. this year.

Michael Weinstein—JP Morgan—Analyst

And then just the last question though is when you look at pricing moving into the last half of this year and into next year, are you seeing any slow down in pricing, any push back from hospitals on pricing or is it pretty strong out there?

Peter Hooley—Smith and Nephew plc—Finance Director

In the U.S. obviously we did put a price increase in place. In the back quarter of last year. That’s been continued to roll through the various contract situations. We’re not seeing any change to the sentiment. Obviously we’ll review the situation in terms of putting a further price increase in place at the end of the year that we would expect to do so.

Michael Weinstein—JP Morgan—Analyst

Great. Thank you very much.

Peter Hooley—Smith and Nephew plc—Finance Director

Thanks.

Operator

That will conclude our question and answer session. Mr. O’Donnell, I would now like to turn the call back over to you for any additional or closing remarks.

Christopher O’Donnell—Smith and Nephew plc—CEO

Okay. Well, thank you all for your participation. And we look forward to seeing you or talking to you on the 31st of July.

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